Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: September 15, 2017

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
UTX—United Technologies Corp at Morgan Stanley Laguna Conference
EVENT DATE/TIME: SEPTEMBER 14, 2017 / 3:10PM GMT

SEPTEMBER 14, 2017 / 3:10PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference
CORPORATE PARTICIPANTS
Akhil Johri United Technologies Corporation—CFO and EVP
CONFERENCE CALL PARTICIPANTS
Nigel Edward Coe Morgan Stanley, Research Division—MD
Jane
PRESENTATION
Nigel Edward Coe—Morgan Stanley, Research Division—MD
Great. So I think we’ll — we can start. So if you can sit on your seats, seems possible. We’ll resume with Akhil Johri, CFO of UTX. I think just given the time constraints that maybe we can start. You’ve got some slides, Akhil?
Akhil Johri—United Technologies Corporation—CFO and EVP
Sure. Thanks, Nigel. Good morning, everyone. Some exciting location. Exciting things going on with UTC. But before we start, just the usual customary cautionary statement. Things that I say today, the presentation includes forward-looking statements, which are filled with uncertainty, as you all know. There is risk factors outlined also in the presentation, but also on our SEC filings both for us and for Rockwell Collins, which is going to be part of UTC. So for those of you who might have missed the announcement last week, UTC is looking to acquire Rockwell Collins. It’s a great deal which will make UTC’s aerospace assets much stronger. The capabilities that Rockwell Collins has in software design, in data integration, in communications network, combined with the sensors technology, the power generation and distribution capabilities that UTC has will create opportunities to provide great differentiated services for the airline customers, particularly in the preventive maintenance space and also in the future of aircraft as things become more digital, more connected, more electric, more intelligent. The capabilities together will offer a lot of opportunities there. For me, a lot has been said about the strategic benefits of the 2 coming together. For me, the 2 things which jump out at me is, one, Rockwell Collins has a pretty diverse customer base. It’s not just — they don’t just supply to their airframers. They supply directly to the airlines who buy furnished equipment. They have a pretty robust defense portfolio. And point number two, the cash profile of UTC Aerospace businesses will improve with the addition of Rockwell Collins, particularly through the investment cycles. As you know, the engine company needs a lot of investments. And as we go through a phase of new aircraft development, which will come at some point in the future, Rockwell Collins will be able to better balance that to some extent because their capital, their development needs are not as capital-intensive as it is on our current assets. So those 2 stand out for me.
We’re looking for synergies of about $500 million, at least $500 million by year 4. $400 million of that are incremental. About $100 million of that is the synergies that Rockwell was counting for from B/E post our expected close. We are also looking at an IRR above our cost of capital, and that is not a low ball cost of capital number, but it is 8%, is that is what we’ve used in here. I would tell you our assumptions are relatively conservative in the model. We have no revenue synergies, particularly in the aftermarket side, which can come with good margins and good cash flow included. We have also kept a very low terminal value number. It’s only 2.5% growth we’ve assumed for terminal value in our modeling, which is relatively low, given the robust aerospace sector outlook that we have. So I have high confidence that we’ll be able to do better than the returns that we have articulated thus far. We’ve done that in Goodrich, and we hope to repeat that again here.
Also a point of confusion, we will — the transaction will be accretive in 2019 calendar year. That’s assuming we can close in Q3 — relatively early in Q3. So for a July 1 close, we should be able to see an accretion in 2019 calendar year, and that is after normal intangibles amortization and the effect — negative effect of suspending share buybacks. So pretty decent transaction as it’s accretive in the second — in the first calendar year itself — first full calendar year.
Now some of the more interesting comments I’ve heard over the last week or so has been we are spending — UTC is spending $30 billion of your money to obfuscate problems in other businesses. Like many of you, I love conspiracy theories, but that’s not what this is about.

SEPTEMBER 14, 2017 / 3:10PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference
* * *
Nigel Edward Coe—Morgan Stanley, Research Division—MD
Okay. So I think we spent a good time talking 2018. Maybe it’s a good time to maybe transition to maybe talk about the Collins transaction. And you mentioned that kind of the biggest concern was that this is a masquerade for problems elsewhere in the portfolio. What other kind of objections are you hearing on the transaction from investors?
Akhil Johri—United Technologies Corporation—CFO and EVP
Well, one is clearly that people feel the returns are lower than what they would have expected, what we have publicly stated. There’s no denying. We have talked about doing transactions which hit IRRs of over 10%. But I can assure you, I think we had a long debate about that. Rockwell Collins is one of those properties that you rarely get a chance for — to acquire and to make part of the portfolio. If there was one transaction in the world for which I was willing to, and I think our board and Greg were willing to take a little hit, right, on our returns expectations, it is Rockwell. I would have hated to be in this room 5 years from now when somebody would have said, “You had a chance to acquire Rockwell Collins, and you didn’t?” I mean, it’s such a game-changing opportunity for the UTC Aerospace businesses for multiple reasons, that being slightly lower than our 10% --it’s still above cost of capital, so it’s not destroying value in any way. It will still be accretive. It will still be adding value to the shareholders in the long term, but it’s not just that revenue synergies will come in the future when new aircraft, and that’s 10 years away, so nobody cares about it, but it is also opportunities in the aftermarket space where we can offer additional opportunities utilizing Rockwell’s surplus capabilities, for example. They have a great surplus capability, which we don’t have. We are trying to build that in UTAS. We have opportunities to take advantage of that. We could offer preventive maintenance solutions to airlines with a combination of the intelligence that our sensors gather plus the software and the data integration capabilities that Rockwell has to make it less expensive for airlines to fly what they do today. So there are some nearer-term opportunities. None of that is baked into our returns calculation because we tend to be very strict on ourselves by saying we only count what is real and tangible, which is the cost synergies. Other things will come in and add. So I’m hopeful. I’m relatively confident that we’ll see better returns than what we are seeing today. We got beat up for that, but that’s okay. It’s still something that we think it’s absolutely — I’d rather have Rockwell Collins in the portfolio than not.
Nigel Edward Coe—Morgan Stanley, Research Division—MD
One thing we hear is that the $400 million of cost savings since the synergy. So the $500 million, the $400 million plus $100 million, at some level gets passed back to Boeing and the OEMs. And the example we gave is Goodrich. Obviously you did the $350 million to $400 million of cost saves on Goodrich, yet margins are still pretty flat to where they were. So how do you overcome that concern?
Akhil Johri—United Technologies Corporation—CFO and EVP
That’s an interesting observation, because I’m surprised very many intelligent people actually come up with that observation. But if you go back and look at the margins for Goodrich, adjusted for accounting conformity, they were like 12%, 12.5%. They were not the 16% that everybody thought Goodrich was because they had a different accounting, right? So when you conform to UTC accounting, the combined margins had gone down. We took a larger business with lower margins, combined with Hamilton Sundstrand of 16%, and over the last few years, we’ve actually grown the margins. So synergies are in the margin. You can’t just look at the reported margins of the 2 businesses before accounting conformity and say that they didn’t add any value. That’s absolutely untrue, right? We have seen the benefit of synergies come through in the P&L. And what is happening at UTAS now is offsetting of the adverse mix that, before me, David Joyce, talked about, right? I mean, everybody is experiencing that. So UTAS is actually in the same situation that the GE Aviation business talks about, being able to hold margins through this ramp, which is pretty remarkable. So I think it’s creditable what you guys have been doing.
Nigel Edward Coe—Morgan Stanley, Research Division—MD
That’s a great point. It’s a great point. And then obviously, have to answer the question about Boeing’s longer-term ambitions in the aftermarkets. And [Mellencamp] was here yesterday talking about the $50 billion opportunity on services. How do you overcome that concern?
Akhil Johri—United Technologies Corporation—CFO and EVP
Well, the reality is that aftermarket comes in a couple of ways, right? One is, you can play the role of somebody who takes the order and provides — and then does the services part of the aftermarket, okay? So the second part, which is the greater-value part, is if you have parts that you supply. So unless Boeing starts to make all the parts that go into an aircraft, they will have to buy the parts from somebody. And in fact, if we have differentiated technology and parts that we produce which nobody else does which are specified on the aircraft, they will have to buy the parts

SEPTEMBER 14, 2017 / 3:10PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference
from us, right? So to me, while there may be a little bit of concern from a margin perspective, it may be that the — in the universe of accounting, you will have the same sales being counted twice. We sell it to Boeing instead of to airlines, and Boeing sells it on to the airlines maybe, right? So in the universe, you can have one plus one becoming — one becoming two. But in reality, it — I don’t see that as a huge negative to our aftermarket business. The key for us is to continue to drive differentiated technology and offer IP-based products that help airlines run more effectively and better as long as we keep doing that and stay away from commoditizing ourselves, right? The reason why we lost the landing gear business, the 777 landing gear business, was because it was a build-to-print commodity business. So to the extent we invest in our R&D to generate IP-based products, I think we can protect our aftermarket a little bit better than what people are thinking. * * *

SEPTEMBER 14, 2017 / 3:10PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference
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Cautionary Statement

This document contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) future levels of indebtedness and capital spending and research and development spending; (4) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (5) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition; (6) delays and disruption in delivery of materials and services from suppliers; (7) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (8) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of the parties to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; and (24) the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs

Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.